UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*


                              TRAILER BRIDGE, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    892782103
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                                 (CUSIP Number)

                    William G. Gotimer, Jr., General Counsel
                              Trailer Bridge, Inc.
                           10405 New Berlin Road East
                           Jacksonville, Florida 32226
                                 (904) 751-7100
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 27, 2004
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 892782103


================================================================================
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          John D. McCown
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [ ]
                                                                       (b)   [ ]

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*

          Not Applicable.
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                              [ ]
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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        NUMBER OF               7  SOLE VOTING POWER

          SHARES                   1,436,800
                             ---------------------------------------------------
       BENEFICIALLY             8  SHARED VOTING POWER

         OWNED BY                  128,100
                             ---------------------------------------------------
           EACH                 9  SOLE DISPOSITIVE POWER

        REPORTING                  1,436,800
                             ---------------------------------------------------
          PERSON               10  SHARED DISPOSITIVE POWER

           WITH                    128,100
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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,564,900
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
================================================================================

CUSIP No. 892782103


         This Amendment No. 1 to the undersigned's Schedule 13D, which was originally filed on June 6, 2001 (the "Schedule 13D") by John D. McCown, an individual whose address is 157 E. 57th Street, Suite 19D, New York, New York 10022 (the "Reporting Person") with regard to TRAILER BRIDGE, INC., a Delaware corporation (the "Issuer"), is being filed to amend certain Items of the
Schedule 13D.


Item 4.       Purpose of Transaction.

         On September 27, 2004, Mr. McCown resigned his position as executor of the Estate of Malcom P. McLean (the "Estate"), the founder and principal stockholder of the Issuer. By reason of his resignation, Mr. McCown is no longer vested with sole voting and investment power with respect to the shares of Common Stock owned by the Estate.


Item 5.       Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

                (a) and (b) Mr. McCown beneficially owns an aggregate of 1,564,900 shares of the Common Stock, constituting approximately 13.3% of the 11,752,277 shares outstanding as of September 30, 2004, which includes the right to acquire 942,000 shares of Common Stock pursuant to immediately exercisable options. Such Common Stock and rights to acquire Common Stock consist of the following:

                                (i) 475,100 shares (approximately 4% of the total number of shares outstanding) are owned beneficially by Mr. McCown. Mr. McCown has sole dispositive and voting power over such shares.

                                (ii) 2,700 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's son. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (iii) 2,700 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's daughter. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (iv) 122,700 shares (approximately 1% of the total number of shares outstanding) are held by Mr. McCown's spouse. Mr. McCown shares voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (v) 19,700 shares (less than 1% of the total number of shares outstanding) are held by Mr. McCown's individual retirement account (IRA). Mr. McCown has sole voting and dispositive power with respect to the shares and thus may be deemed the beneficial owner of such shares.

                                (vi) 942,000 shares (approximately 8% of the total number of shares outstanding) are subject to immediately exercisable options to acquire granted to Mr. McCown by Malcom P. McLean in May 1997.

                (c) During the 60 day period ended as of the date hereof, the only transactions in the Common Stock effected by the Reporting Person were the following open market purchases:

CUSIP No. 892782103


     Number of Shares        Date of Transaction             Price Per Share             Held By
----------------------------------------------------------------------------------------------------------------------

            500              October 13, 2004                     $5.30           Reporting Person
----------------------------------------------------------------------------------------------------------------------
            300              October 14, 2004                     $5.28           Reporting Person
----------------------------------------------------------------------------------------------------------------------
          1,000              November 10, 2004                    $5.02           Reporting Person
----------------------------------------------------------------------------------------------------------------------
          1,000              November 10, 2004                    $5.95           Reporting Person
----------------------------------------------------------------------------------------------------------------------
            500              November 10, 2004                    $5.23           Reporting Person's wife
----------------------------------------------------------------------------------------------------------------------
            800              November 18, 2004                    $6.46           Reporting Person
----------------------------------------------------------------------------------------------------------------------
          1,000              November 19, 2004                    $6.50           Reporting Person
----------------------------------------------------------------------------------------------------------------------
          1,500              December 1, 2004                     $6.50           Reporting Person
----------------------------------------------------------------------------------------------------------------------
          1,000              December 2, 2004                     $6.44           Reporting Person
----------------------------------------------------------------------------------------------------------------------
            100              December 2, 2004                     $6.52           Reporting Person's wife
----------------------------------------------------------------------------------------------------------------------
            100              December 2, 2004                     $6.52           Reporting Person's daughter
----------------------------------------------------------------------------------------------------------------------
            100              December 2, 2004                     $6.52           Reporting Person's son
----------------------------------------------------------------------------------------------------------------------
            300              December 8, 2004                     $8.84           Reporting Person
----------------------------------------------------------------------------------------------------------------------
            200              December 14, 2004                    $8.44           Reporting Person
----------------------------------------------------------------------------------------------------------------------

                (d) Any dividends on the 2,700 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's daughter and the proceeds of the sale thereof will be paid to Mr. McCown's daughter. Any dividends on the 2,700 shares of the Common Stock (constituting less than 1% of the total number of shares outstanding) owned by Mr. McCown's son and the proceeds of the sale thereof will be paid to Mr. McCown's son. Any dividends on the 122,700 shares of the Common Stock (constituting approximately 1% of the total number of shares outstanding) owned by Mr. McCown's spouse and the proceeds of the sale thereof will be paid to Mr. McCown's spouse. Any dividends on the 942,000 shares of the Common Stock (constituting approximately 8% of the total number of shares outstanding) subject to Mr. McCown's immediately exercisable options to acquire and the proceeds of the sale thereof will be paid to the Estate of Malcom P. McLean until the options are exercised by Mr. McCown. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock.

                (e)     Not applicable

            [The remainder of this page is intentionally left blank.]



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

CUSIP No. 892782103


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 17, 2004


                                        /s/ John D. McCown
                                        ----------------------------------------
                                        John D. McCown